UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                         Meridian Insurance Group, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                                  Common Shares
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   589644-10-3
                  ---------------------------------------------
                                 (CUSIP Number)

                              John R. Lowther, Esq.
                    State Automobile Mutual Insurance Company
                              518 East Broad Street
                              Columbus, Ohio 43215
                                 (614) 462-5052
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 5, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

SCHEDULE 13D/A (Amendment No. 2)

CUSIP NO. 589644-10-3
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     State Automobile Mutual Insurance Company         #31-4316080
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A)[ ]
                                                           (B)[ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER
                                 675,180
NUMBER OF                  -----------------------------------------------------
SHARES                     8.    SHARED VOTING POWER
BENEFICIALLY
OWNED                            3,811,500
                           -----------------------------------------------------
                           9.    SOLE DISPOSITIVE POWER
                                 675,180
                           -----------------------------------------------------
10.   SHARED DISPOSITIVE POWER
      3,811,500
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      4,486,680
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES  |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      57.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IC
--------------------------------------------------------------------------------

SCHEDULE 13D/A (Amendment No. 2)

CUSIP NO. 589644-10-3
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     MIGI Acquisition Corp.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A)[ ]
                                                           (B)[ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Indiana
--------------------------------------------------------------------------------
                          7.    SOLE VOTING POWER
NUMBER OF                           -0-
SHARES                    ------------------------------------------------------
BENEFICIALLY              8.    SHARED VOTING POWER
OWNED
                                3,811,500
                          ------------------------------------------------------
                          9.    SOLE DISPOSITIVE POWER
                                    -0-
                          ------------------------------------------------------
10.   SHARED DISPOSITIVE POWER
      3,811,500
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      3,811,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES  |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      48.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

              ITEMS 1 THROUGH 7 OF SCHEDULE 13D/A (AMENDMENT NO. 2)
                                       FOR
                    STATE AUTOMOBILE MUTUAL INSURANCE COMPANY
                                       AND
                             MIGI ACQUISITION CORP.

     This Schedule 13D/A (Amendment No. 2) (this "Schedule 13D/A") relates to the beneficial ownership of Common Shares of Meridian Insurance Group, Inc., an Indiana corporation (the "Issuer"), by the Reporting Persons (as defined in Item
2). This Schedule  13D/A is being filed jointly by the Reporting  Persons.  This
Schedule 13D/A amends the Schedule 13D filed by the Reporting Persons on November 3, 2000 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed on November 27, 2000 (the "First Amendment"), and is being filed to report the Reporting Persons' acquisition of beneficial ownership of an additional one percent or more of Common Shares of the Issuer since the filing date of the First Amendment.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D/A relates is the Common Shares of the Issuer. The Issuer's principal executive offices are located at 2955 North Meridian Street, Indianapolis, Indiana 46206.

ITEM 2.  IDENTITY AND BACKGROUND.

     This  Schedule  13D/A is being  filed  jointly by State  Automobile  Mutual
Insurance Company, an Ohio mutual insurance company ("State Auto"), and MIGI Acquisition Corp., an Indiana corporation ("MergerCo") (State Auto and MergerCo are collectively referred to as the "Reporting Persons"). State Auto is an insurance company. MergerCo has not, and will not, engage in any business other than as incidental to complete the merger transaction described in Item 4 of this Schedule 13D/A. The principal offices of both State Auto and MergerCo are located at 518 East Broad Street, Columbus, Ohio 43215.

     No Reporting Person or any person listed in Schedule A attached hereto has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     No Reporting Person or any person listed in Schedule A attached hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons may be deemed to have acquired beneficial ownership of 3,811,500 Common Shares by virtue of the Voting Agreement (as defined and described in Item 4). The Voting Agreement was entered into as a condition to State Auto entering into the Merger Agreements (as defined and described in Item
4).

     State Auto directly owns 675,180 Common Shares of the Issuer. 394,680 of these shares were purchased prior to March 12, 1999, in open-market transactions. The amount of funds used to purchase these Common Shares was $6,252,588, and the source of funds for such purchases was working capital of State Auto. The remaining Common Shares directly owned by State Auto were purchased on and after October 27, 2000, in open-market transactions. The amount of funds used to purchase these Common Shares was $8,041,250, and the source of funds for such purchases was working capital of State Auto.

 ITEM 4.  PURPOSE OF TRANSACTION.

     On October 25, 2000, the Reporting Persons and the Issuer entered into an Agreement and Plan of Merger (the "MIGI Merger Agreement") providing for the merger (the "MIGI Merger") of MergerCo with and into the Issuer on the terms and conditions stated therein. Such conditions include, among other things, the approval of the MIGI Merger Agreement and the MIGI Merger by the affirmative vote of shareholders of the Issuer owning a majority of the outstanding Common Shares. As a condition to State Auto entering into the Merger Agreements (as defined below), Meridian Mutual Insurance Company, an Indiana mutual insurance company and the largest shareholder of the Issuer ("Meridian Mutual"), entered into a Voting Agreement and Irrevocable Proxy (the "Voting Agreement") with State Auto. Pursuant to the Voting Agreement, Meridian Mutual has agreed (i) to vote, or cause to be voted, for the approval of the MIGI Merger Agreement and the MIGI Merger at any meeting of shareholders of the Issuer called for that purpose, all of the Common Shares that Meridian Mutual is entitled to vote, whether held by Meridian Mutual on the date of such agreement or subsequently acquired, and (ii) to vote, or cause to be voted, such shares against the approval of any agreement providing for a merger or other business combination transaction of the Issuer with a party other than State Auto and its subsidiaries; provided that the foregoing obligations will be suspended if the Issuer's Board of Directors, subject to full compliance with the terms of the MIGI Merger Agreement, resolves not to recommend, and does not recommend, to the shareholders that they approve the MIGI Merger Agreement and the MIGI Merger, or withdraw its recommendation that they do so. In furtherance of the foregoing, Meridian Mutual, pursuant to the Voting Agreement, also appointed State Auto, acting through its designated officers, its proxy to vote all of its Common Shares with respect to the approval of the MIGI Merger Agreement and the MIGI Merger at any meeting of shareholders of the Issuer. Pursuant to the Voting Agreement, Meridian Mutual also agreed not to transfer its Common Shares except as State Auto might otherwise agree. As of the date of the Voting Agreement, Meridian Mutual held and had sole voting power with respect to 3,811,500 Common Shares. At such time, such Common Shares represented 48.6% of the outstanding Common Shares of the Issuer. The purpose of the Voting Agreement is to facilitate approval of the MIGI Merger Agreement and the MIGI Merger by the Issuer's shareholders.

     Under the terms of the MIGI Merger Agreement, MergerCo will be merged with and into the Issuer, with the Issuer becoming a wholly subsidiary of State Auto. In connection with the MIGI Merger, the Common Shares held by Meridian Mutual, the Issuer, State Auto, and MergerCo will be cancelled, with no consideration being exchanged for such Common Shares. Under the MIGI Merger Agreement, shareholders other then the Issuer, State Auto, MergerCo, and Meridian Mutual are entitled to receive $30.00 per Common Share held by such shareholder. The Board of Directors of State Auto and the Issuer have approved the MIGI Merger Agreement.

     In addition to the MIGI Merger Agreement, on October 25, 2000, Meridian Mutual entered into an Agreement to Merge with and into State Auto (the "Mutual Merger Agreement" and together with the MIGI Merger Agreement, the "Merger Agreements") providing for the merger (the "Mutual Merger" and together with the MIGI Merger, the "Mergers") of Meridian Mutual with and into State Auto on the terms and conditions stated therein. As a result of the Mergers, (a) the operations of Meridian Mutual and State Auto will be combined with State Auto as the surviving corporation of the Mutual Merger, (b) the Issuer will become a wholly owned subsidiary of State Auto, and (c) the public shareholders of the Company will receive $30.00 per share in cash. Each Merger is conditioned upon consummation of the other Merger, receipt of insurance regulatory approvals and receipt of antitrust clearance. In addition, the MIGI Merger must be approved by the shareholders of the Company, and the Mutual Merger must be approved by the policyholders of Meridian Mutual and State Auto and re-approved by the board of directors of each party. The MIGI Merger Agreement also provides for the payment of a break-up fee or liquidated damages to State Auto or liquidated damages to the Issuer if the MIGI Merger Agreement is terminated under certain circumstances.

     The foregoing descriptions of the MIGI Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which are filed as exhibits to this
Schedule 13D/A and are incorporated herein by reference.

     The 394,680 Common Shares owned directly by State Auto and acquired prior to March 12, 1999, were acquired for investment purposes. The 280,500 Common Shares owned directly by State Auto and acquired on and after October 27, 2000, were acquired to facilitate State Auto's acquisition of the Issuer, as described above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

     (a) State Auto beneficially owns an aggregate of 4,486,680 Common Shares, representing 57.2% of the outstanding Common Shares of the Issuer (calculated on the basis of 7,838,219 shares outstanding, based on information contained in the MIGI Merger Agreement). Of these Common
          Shares: (i) 675,180 are directly owned by State Auto; and (ii) pursuant to the proxy granted in the Voting Agreement, State Auto has the shared power to vote, or to direct the vote of, an aggregate of 3,811,500 Common Shares.

          MergerCo, by virtue of its participation in the MIGI Merger with State Auto, and by virtue of State Auto entering into the Voting Agreement, may be deemed to have the shared power to vote, or to direct the vote of, an aggregate of 3,811,500 Common Shares (which State Auto has the shared power to vote, or to direct the vote of, pursuant to the Voting Agreement).

          None of the persons listed on Schedule A attached hereto beneficially owns any Common Shares of the Issuer.

     (b) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have the shared power to vote, or to direct the vote of, an aggregate of 3,811,500 Common Shares of the Issuer. State Auto also has the sole power to vote 675,180 Common Shares of the Issuer.

          Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have the shared power to dispose, or to direct the disposition, of an aggregate of 3,811,500 Common Shares of the Issuer. State Auto has sole power to dispose of 675,180 Common Shares of the Issuer.

     (c) In addition to the transaction described in Item 4 of this Schedule 13D/A, from October 27, 2000 through the date of this Schedule 13D/A, State Auto has acquired 280,500 Common Shares in open-market transactions at prices ranging from $28.0284 to $29.3125. Except as described in the preceding sentence, none of the entities or persons named in Item 2 of this Schedule 13D/A has effected any transaction in the Issuer's securities in the past 60 days.

     (d) To the knowledge of the Reporting Persons, except as contemplated by the Voting Agreement, Meridian Mutual has retained all rights in respect of its Common Shares of the Issuer, including, presumably, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          The Reporting Persons disclaim the power to vote, or the power to direct the vote of, any Common Shares of the Issuer other than those identified in this Schedule 13D/A.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except as  indicated  in the  discussion  set forth in other  items of this
Schedule 13D/A, which discussion is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.               Description
-------           ------------

1 Voting Agreement and Irrevocable Proxy dated as of October 25, 2000, by and among State Automobile Mutual Insurance Company and Meridian Mutual Insurance Company.

2 Agreement and Plan of Merger dated as of October 25, 2000, by and among State Automobile Mutual Insurance Company, MIGI Acquisition Corp., and Meridian Insurance Group, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2001


                           STATE AUTOMOBILE MUTUAL INSURANCE COMPANY


                           By: /s/ Robert H. Moone
                           --------------------------
                           Name:    Robert H. Moone
                           Title:   Chairman


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2001


                           MIGI ACQUISITION CORP.


                           By: /s/ Robert H. Moone
                           --------------------------
                           Name:    Robert H. Moone
                           Title:   President

SCHEDULE A

State Automobile Mutual Insurance Company and MIGI Acquisition Corp.



Executive Officers and Directors of
State Automobile Mutual Insurance Company

Robert H. Moone        Chairman, President, Chief Executive Officer and Director
Steven J. Johns        Senior Vice-President, CFO and Director
John R. Lowther        Vice-President, Secretary, General Counsel and Director
Michael F. Dodd        Senior Vice President and Director
Urlin G. Harris, Jr.   Director
James E. Kunk          Director
Paul J. Otte           Director
Richard K. Smith       Director
Marion D. Houk         Director


Executive Officers and Directors of
MIGI Acquisition Corp.

Robert H. Moone        Director and President
Steven J. Johnston     Treasurer
John R. Lowther        Secretary

All of the foregoing individuals are United States citizens.

                                  EXHIBIT INDEX

                                                If Incorporated by Reference,
Exhibit                                         Document with which Exhibit was
 No.       Description                          Previously Filed
-------    --------------                       --------------------------------
1          Voting Agreement and Irrevocable     Schedule 13D filed with respect
           Proxy dated as of October 25,        to Meridian Insurance Group,
           2000, by and among State             Inc. by State Automobile Mutual
           Automobile Mutual Insurance          Insurance Company and MIGI
           Company and Meridian Mutual          Acquisition Corp. on November 3,
           Insurance Company.                   2000 (see Exhibit 1 therein).

2          Agreement and Plan of Merger         Current Report on Form 8-K filed
           dated as of October 25, 2000,        by Meridian Insurance Group,
           by and among State Automobile        Inc. on October 30, 2000 (see
           Mutual Insurance Company, MIGI       Exhibit 2.01 therein).
           Acquisition Corp., and
           Meridian Insurance Group, Inc.